Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires or indicates, references to “we,” “us,” “our,” “IGI,” the “Group,” and the “Company” refer to International General Insurance Holdings Ltd., a Bermuda exempted company, and its consolidated subsidiaries. This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the recent unaudited interim condensed consolidated financial statements of the Company as at and for the half-year ended June 30, 2023, the press release on Form 6-K dated August 15, 2023 containing the half year 2023 condensed unaudited financial results, in addition to the audited consolidated financial statements of the Company for the year ended December 31, 2022 and Item 5 “Operating and financial Review and Prospects” reported by the Company in its Annual Report filed with the SEC.

The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated.

OVERVIEW

See Note 1 to the unaudited condensed consolidated financial statements of the Company and the Introduction section of Item 5 of the 2022 Annual Report on Form 20-F for an overview of the Company.

RESULTS OF OPERATIONS

The following section reviews IGI’s results of operations during the six months ended June 30, 2023 and 2022. The discussion includes presentations of IGI’s results on a consolidated basis and on a segment-by-segment basis. As of January 1, 2023, IGI reports its consolidated financial results in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Prior to January 1, 2023, IGI’s financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board. Accordingly, the financial information, including results of operations, as at and for the six months ended June 30, 2022, which were previously prepared in accordance with IFRS, are presented herein in accordance with U.S. GAAP. The change from IFRS to U.S. GAAP resulted in total shareholders’ equity at December 31, 2022 decreasing from $429.8 million under IFRS to $411.0 million under U.S. GAAP primarily due to earnout shares previously classified as equity under IFRS now reported as a liability at fair value under U.S. GAAP with changes in fair value recognized in the income statement.

Results of Operations — Consolidated

The following summarizes IGI’s results of operations for the six month periods ended June 30, 2023 and 2022 which should be read in conjunction with the Company’s unaudited interim condensed consolidated statements of income and comprehensive income and notes thereto for the six months ended June 30, 2023 and 2022 included separately within this Form 6-K.

	Six months ended June 30,
	2023	2022
	($) in millions
Gross written premiums	$373.5	$307.1
Ceded written premiums	(81.4)	(85.0)
Net written premiums	$292.1	$222.1
Net change in unearned premiums	(68.7)	(38.7)
Net premiums earned	$223.4	$183.4
Investment income	18.4	8.6
Net unrealized gain (loss) on investments	7.9	(7.2)
Change in allowance for credit losses on investments	0.4	(0.7)
Net investment income	26.7	0.7
Change in fair value of derivative financial liabilities	(3.4)	5.3
Other revenues	1.1	1.2
Total revenues	247.8	190.6
Expenses
Net loss and loss adjustment expenses	(93.7)	(67.0)
Net policy acquisition expenses	(39.7)	(34.4)
General and administrative expenses	(35.8)	(33.3)
Change in allowance for credit losses on financial assets	(0.9)	(2.2)
Other expenses	(1.6)	(2.0)
Net foreign exchange gain (loss)	3.1	(6.8)
Total expenses	(168.6)	(145.7)
Income before tax	$79.2	$44.9
Income tax expense	(4.8)	(0.7)
Net income for the period	74.4	44.2
Basic earnings per share attributable to equity holders	1.60	0.92
Diluted earnings per share attributable to equity holders	1.59	0.92

Six months ended June 30, 2023 compared to six months ended June 30, 2022 (Consolidated)

Net income for the period

Net income for the period increased from $44.2 million in the six months ended June 30, 2022 to $74.4 million in the six months ended June 30, 2023. The increase in net income was primarily driven by the increase of $40.0 million in net premiums earned, and positive movement of $26.0 million in net investment income, partially offset by increased net loss and loss adjustment expenses, net policy acquisition expenses and general and administrative expenses, as discussed further below.

Gross written premiums

Gross written premiums increased 21.6% from $307.1 million in the six months ended June 30, 2022 to $373.5 million in the six months ended June 30, 2023. This was primarily due to 20.5% growth (or $37.1 million) in the specialty short-tail segment, 135.8% growth (or $29.2 million) in the reinsurance segment, and 0.1% growth (or $0.1 million) in the specialty long-tail segment. The increase in gross written premiums was the result of new business generated across most of the lines in our short-tail segment and our reinsurance segment, supported by the increase in overall premium renewal rates in these segments and benefitting from sustained hard market conditions in many of our reinsurance and short-tail lines.

Ceded written premiums

Ceded written premiums decreased 4.2% from $85.0 million in the six months ended June 30, 2022 to $81.4 million in the six months ended June 30, 2023. The decrease in ceded written premiums was mainly due to a 16.7% decrease in facultative reinsurance purchases within the short-tail segment.

Net change in unearned premiums

Net change in unearned premiums increased 77.5% from $38.7 million in the six months ended June 30, 2022 to $68.7 million in the six months ended June 30, 2023. The increase in net change in unearned premiums was attributable to the increase in net written premiums in our short-tail segment and our reinsurance segment, with a majority of the increase contributed by new insurance policies incepted in the second quarter of 2023.

Net premiums earned

As a result of the foregoing, net premiums earned increased 21.8% from $183.4 million in the six months ended June 30, 2022 to $223.4 million in the six months ended June 30, 2023.

Net investment income

Net investment income increased from $0.7 million in the six months ended June 30, 2022 to $26.7 million in the six months ended June 30, 2023 as a result of the following:

Investment income

Investment income (comprised of interest and dividend income, net of investment custodian fees and other investment expenses) increased 114.0% from $8.6 million in the six months ended June 30, 2022 to $18.4 million in the six months ended June 30, 2023. This was primarily due to a $9.7 million increase in interest income which was attributable to the rise in interest rates compared to the same period of 2022 along with a greater amount of funds invested in fixed maturity securities and bank term deposits.

Net unrealized gain (loss) on investments

Net unrealized gain (loss) on investments reflects a net gain of $7.9 million in the six months ended June 30, 2023 compared to a net loss of $7.2 million in the six months ended June 30, 2022. This change was primarily due to a mark to market revaluation gain recorded on financial assets at fair value through profit and loss during the six months ended June 30, 2023 compared to an unrealized loss in the six months ended June 30, 2022.

Change in fair value of derivative financial liabilities

Change in fair value of derivative financial liabilities decreased from a gain of $5.3 million in the six months ended June 30, 2022 to a loss of $3.4 million in the six months ended June 30, 2023. The loss of $3.4 million was a result of the increase in the total fair value of the Company’s warrants and earnout shares from $23.8 million at December 31, 2022 to $27.2 million. See Notes 5 and 6 to the Interim Condensed Consolidated Financial Statements for further details.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses represent claims occurring during the period, adjusted either upward or downward based on the prior period’s adverse (or favorable) development in claims, as follows:

	Six months ended June 30,
	2023	2022
	($) in millions
Net loss occurring during the current period	121.2	90.1
Prior years favorable development	(27.5)	(23.1)
Net loss and loss adjustment expenses for current year	93.7	67.0

Net loss and loss adjustment expenses increased 39.9% from $67.0 million in the six months ended June 30, 2022 to $93.7 million in the six months ended June 30, 2023. This was primarily due to the increase in current accident year losses in our short-tail and reinsurance segments in the six months ended June 30, 2023 compared to the six months ended June 30, 2022, which also included a higher level of catastrophe losses within these two segments. The increase in current accident year losses was partially offset by higher favorable development on loss reserves from prior accident years within these two segments.

IGI’s loss ratio, derived by dividing Net premiums earned by Net loss and loss adjustment expenses, increased by 5.4 percentage points from 36.5% for the six months ended June 30, 2022 to 41.9% for the six months ended June 30, 2023. This increase was primarily driven by an increased level of losses during the first six months of 2023, partially offset by proportionately higher net premiums earned in the first six months of 2023, when compared to the comparable period in 2022.

The tables below outline incurred losses on catastrophe events in the six months ended June 30, 2023 and 2022.

	For the six months ended June 30, 2023
($) in millions	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Turkey Earthquake	$9.7	$8.5
Cyclone Gabrielle	4.2	3.0
Oman Flood	0.4	0.4
Other	1.6	1.5
Provided during the year related to prior accident years	2.1	(2.3)
Total	$18.0	$11.1

	For the six months ended June 30, 2022
($) in millions	Gross Incurred Amount	Net Incurred Amount
Catastrophe Event
Flooding in Australia	$0.4	$0.4
Flooding in Kuwait	0.3	0.3
Other	0.7	0.6
Provided during the year related to prior accident years	23.3	14.4
Total	$24.7	$15.7

Net policy acquisition expenses

Net policy acquisition expenses increased 15.4% from $34.4 million in the six months ended June 30, 2022 to $39.7 million in the six months ended June 30, 2023 in line with the growth in premiums written. The net policy acquisition expense ratio, derived by dividing Net premiums earned by Net policy acquisition expenses, for the six months ended June 30, 2022 was 18.8% compared to 17.8% for the six months ended June 30, 2023.

Change in allowance for credit losses on financial assets

Change in allowance for credit losses on financial assets decreased from $2.2 million in the six months ended June 30, 2022 to $0.9 million in the six months ended June 30, 2023. This decrease was mainly due to booking an allowance in the six months ended June 30, 2022 as a result of the economic sanctions imposed on Russia related to the invasion of Ukraine.

General and administrative expenses

General and administrative expenses increased by 7.5% from $33.3 million in the six months ended June 30, 2022 to $35.8 million in the six months ended June 30, 2023. This was primarily caused by increased employee-related costs, specifically higher salary costs due to new hires.

Net foreign exchange gain (loss)

Net foreign exchange gain (loss) amounted to a gain of $3.1 million in the six months ended June 30, 2023 compared to a loss of $6.8 million in the six months ended June 30, 2022. The six months ended June 30, 2023 saw a greater degree of positive currency movement in the Company’s major transactional currencies, primarily the Pound Sterling and the Euro, against the U.S. Dollar.

Results of Operations — Segments

The following segment results should be read in conjunction with the Company’s unaudited segment results for the six months ended June 30, 2023 and 2022 presented within the Supplementary Financial Information to the condensed consolidated financial statements for the half year to June 30, 2023 included within IGI’s August 15, 2023 press release.

Specialty Long-tail Segment

The following table summarizes the results of operations of IGI’s specialty long-tail segment for the six month periods ended June 30, 2023 and 2022:

	Six months ended June 30,
	2023	2022
	($) in millions
Gross written premiums	$104.7	$104.6
Ceded written premiums	(29.5)	(29.2)
Net written premiums	$75.2	$75.4
Net change in unearned premiums	7.0	6.3
Net premiums earned (a)	$82.2	$81.7
Net loss and loss adjustment expenses (b)	(37.4)	(27.4)
Net policy acquisition expenses (c)	(17.5)	(16.9)
Underwriting income	$27.3	$37.4

Loss ratio (b) / (a)	45.5%	33.5%
Net policy acquisition expense ratio (c) / (a)	21.3%	20.7%

Gross written premiums

Gross written premiums in the specialty long-tail segment were flat, growing from $104.6 million in the six months ended June 30, 2022 to $104.7 million in the six months ended June 30, 2023. This was primarily due to the average rate movement on renewal business remaining flat on a comparative basis for this segment with increases in certain lines of business offset by decreases in certain other lines of business within this segment.

Ceded written premiums

Ceded written premiums in the specialty long-tail segment were also almost flat in line with gross premiums written, resulting in an expense of $29.2 million in the six months ended June 30, 2022 compared to an expense of $29.5 million in the six months ended June 30, 2023.

Net change in unearned premiums

Net change in unearned premiums in the specialty long-tail segment increased by 11.1% from income of $6.3 million in the six months ended June 30, 2022 to income of $7.0 million in the six months ended June 30, 2023. The increase was primarily driven by our professional lines of business, which contributed to a majority of the unearned premiums release during the six months ended June 30, 2023 in respect of policies incepting in prior years and to a lesser extent in the financial institutions line of business corresponding to the decrease in net written premiums.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty long-tail segment increased 0.6% from $81.7 million in the six months ended June 30, 2022 to $82.2 million in the six months ended June 30, 2023.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses in the specialty long-tail segment increased by 36.5% from $27.4 million in the six months ended June 30, 2022 to $37.4 million in the six months ended June 30, 2023. This was primarily due to $12.5 million of lower favorable development on loss reserves from prior accident years in this segment, partially offset by a $2.5 million increase in current accident losses on a comparative basis.

The loss ratio in the long-tail segment were 33.5% and 45.5% in the six months ended June 30, 2022 and 2023, respectively. The increase in the ratio was mainly driven by a higher level of net loss and loss adjustment expenses and relatively flat net premiums earned on a comparative basis.

Net policy acquisition expenses

Net policy acquisition expenses in the specialty long-tail segment increased by 3.6% from $16.9 million in the six months ended June 30, 2022 to $17.5 million in the six months ended June 30, 2023.

Results of Operations — Specialty Short-tail Segment

The following table summarizes the results of operations of IGI’s specialty short-tail segment for the periods indicated:

	Six months ended June 30,
	2023	2022
	($) in millions
Gross written premiums	$218.1	$181.0
Ceded written premiums	(51.9)	(55.8)
Net written premiums	$166.2	$125.2
Change in unearned premiums	(53.4)	(38.1)
Net premiums earned (a)	$112.8	$87.1
Net loss and loss adjustment expenses (b)	(36.4)	(31.1)
Net policy acquisition expenses (c)	(17.3)	(14.7)
Underwriting income	$59.1	$41.3

Loss ratio (b) / (a)	32.3%	35.7%
Net policy acquisition expense ratio (c) / (a)	15.3%	16.9%

Gross written premiums

Gross written premiums in the specialty short-tail segment increased by 20.5% from $181.0 million in the six months ended June 30, 2022, to $218.1 million in the six months ended June 30, 2023. This was primarily due to the increase in average renewal premium rates of 9.6%. Most lines of business contributed to the growth in gross written premiums in this segment. The increase in gross written premiums was largely driven by greater renewal business in almost all lines of business within this segment, supported by positive favorable net rate movement on renewal business.

Ceded written premiums

Ceded written premiums in the specialty short-tail segment decreased by 7.0% from $55.8 million in the six months ended June 30, 2022 to $51.9 million in the six months ended June 30, 2023. This decrease was primarily due to lower facultative reinsurance purchases recorded.

Net change in unearned premiums

Net change in unearned premiums increased from expense of $38.1 million in the six months ended June 30, 2022 to expense of $53.4 million in the six months ended June 30, 2023. This increase was in line with the increase in net written premiums recorded in this segment on a comparative basis.

Net premiums earned

As a result of the foregoing, net premiums earned in the specialty short-tail segment increased by 29.5% from $87.1 million in the six months ended June 30, 2022 to $112.8 million in the six months ended June 30, 2023.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses in the specialty short-tail segment increased by 17.0% from $31.1 million in the six months ended June 30, 2022, to $36.4 million in the six months ended June 30, 2023. This was primarily due to the increase in current accident year losses of $16.7 million within this segment on a comparative basis, which also included a higher level of catastrophe losses, mainly related to the flooding in New Zealand from Cyclone Gabrielle in 2023. The increase in current accident year losses was partially offset by $11.4 million of more favorable development on loss reserves from prior accident years in the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Despite the increase in net loss and loss adjustment expenses within this segment on a comparative basis, the loss ratio decreased by 3.4 percentage points to 32.3% during the six months ended June 30, 2023 as compared to 35.7% for the six months ended June 30, 2022 due to proportionately higher net premiums earned in the first six months of 2023, when compared to the comparable period in 2022.

Net policy acquisition expenses

Net policy acquisition expenses in the specialty short-tail segment increased by 17.7% from $14.7 million in the six months ended June 30, 2022 to $17.3 million in the six months ended June 30, 2023 in line with the growth in premiums written.

Results of Operations — Reinsurance Segment

The following table summarizes the results of operations of IGI’s reinsurance segment for the periods indicated:

	Six months ended June 30,
	2023	2022
	($) in millions
Gross written premiums	$50.7	$21.5
Ceded written premiums	-	-
Net written premiums	$50.7	$21.5
Change in unearned premiums	(22.3)	(6.9)
Net premiums earned (a)	$28.4	$14.6
Net loss and loss adjustment expenses (b)	(19.9)	(8.5)
Net policy acquisition expenses (c)	(4.9)	(2.8)
Underwriting income	$3.6	$3.3

Loss ratio (b) / (a)	70.1%	58.2%
Net policy acquisition expense ratio (c) / (a)	17.3%	19.2%

Gross written premiums

Gross written premiums in the reinsurance segment increased 135.8% from $21.5 million in the six months ended June 30, 2022 to $50.7 million in the six months ended June 30, 2023 benefitting from growth in both new business premiums and renewal premiums under proportional and non-proportional lines of business. Also, growth in gross written premiums was supported by the increase in average renewal premium rates of 27.4%.

Net change in unearned premiums

Net change in unearned premiums in the reinsurance segment increased from expense of $6.9 million in the six months ended June 30, 2022 to expense of $22.3 million in the six months ended June 30, 2023. This increase was attributable to the increase in net written premiums in this segment, with the majority of the increase contributed by new insurance policies incepted in the first half of 2023.

Net premiums earned

As a result of the foregoing, net premiums earned in the reinsurance segment increased 94.5% from $14.6 million in the six months ended June 30, 2022 to $28.4 million in the six months ended June 30, 2023.

Net loss and loss adjustment expenses

Net loss and loss adjustment expenses in the reinsurance segment increased 134.1% from $8.5 million in the six months ended June 30, 2022 to $19.9 million in the six months ended June 30, 2023. This was primarily due to the increase in current year accident year losses by $16.9 million on a comparative basis, which also included a higher level of catastrophe losses, mainly related to the Turkey earthquake in 2023. The increase in current year losses was partially offset by $5.5 million of more favorable development on loss reserves from prior accident years in the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Net policy acquisition expenses

Net policy acquisition expenses in the reinsurance segment increased by 75.0% from $2.8 million in the six months ended June 30, 2022 to $4.9 million in the six months ended June 30, 2023 in line with the growth in premiums written.

Non-GAAP Financial Measures

In presenting our results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP measures, which may be defined and calculated differently by other companies, explain and enhance investor understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Book value per common share plus accumulated dividends

In addition to presenting book value per common share determined in accordance with GAAP, we believe that the key financial indicator for evaluating our performance and measuring the overall growth in value generated for shareholders is “book value per common share plus accumulated dividends,” a non-GAAP financial measure.

The following table presents reconciliations of “book value per common share” to “book value per common share plus accumulated dividends.”

	June 30, 2023
($) in millions, except per share data	Equity Amount	Common Shares Outstanding	Per Share Amount
Book value per common share	$466.8	42.8	$10.91
Adjustments:
Intangible assets(1)	$(5.5)		$(0.13)
Tangible book value per share	461.3		10.78
Accumulated dividends	137.8		3.22
Book value per common share plus accumulated dividends			$14.00

(1)	Intangible assets are included within ‘Other assets’ in the Condensed Consolidated Balance Sheets

Core operating income

“Core operating income” measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, the use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how management analyzes the Company’s underlying business performance. Core operating income is calculated by the addition or subtraction of certain income statement line items from net income for the period, the most directly comparable GAAP financial measure, as illustrated in the table below:

Return on average equity and core operating return on average equity, which are both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

The following is a reconciliation of net income for the period to core operating income together with calculations of return on average equity and core operating return on average equity and basic and diluted operating earnings per share metrics:

	Six months ended June 30,
	2023	2022
	($) in millions
Net income for the period	$74.4	$44.2
Adjustments:
Change in allowance for credit losses on investments (tax adjusted)(1)	0.4	0.7
Net unrealized (gain) loss on investments (tax adjusted)(1)	(7.8)	7.1
Change in fair value of derivative financial liabilities	3.4	(5.3)
Net foreign exchange gain (loss) (tax adjusted) (1)	(2.1)	5.6
Core operating income	$67.5	$52.3
Average shareholders’ equity(2)	438.9	378.1
Return on average equity (annualized)(3)	33.9%	23.4%
Core operating return on average equity (annualized)(4)	30.8%	27.7%
Basic core operating earnings per share(5)	$1.45	$1.08
Diluted core operating earnings per share(5)	$1.44	$1.08
Basic earnings per share attributable to equity holders(6)	$1.60	$0.92
Diluted earnings per share attributable to equity holders(6)	$1.59	$0.92

(1)	Adjusted for the related tax impact.
(2)	Average shareholders’ equity as of any date equals the shareholders’ equity at such date, plus the shareholders’ equity as of the same date of the prior year, divided by 2.
(3)	Represents net income for the period (annualized) divided by average shareholders’ equity.
(4)	Represents core operating income for the period (annualized) divided by average shareholders’ equity.
(5)	Represents core operating income attributable to vested common shares divided by weighted average number of shares – basic and diluted as follows:

	Six months ended June 30,
($) in millions, except per share information	2023	2022
Core operating income for the period	$67.5	$52.3
Minus: Core operating income attributable to earnout shares	4.3	2.7
Minus: Dividends attributable to restricted share awards	-	0.1
Core operating income for the period attributable to common shareholders (a)	$63.2	$49.5
Weighted average number of shares – basic (in millions of shares) (b)	43.5	45.6
Weighted average number of shares – diluted (in millions of shares) (c)	43.8	45.7
Basic core operating earnings per share (a/b)	$1.45	$1.09
Diluted core operating earnings per share (a/c)	$1.44	$1.08

(6)	Represents net income for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Six months ended June 30,
($) in millions, except per share information	2023	2022

Net income for the period	$74.4	$44.2
Minus: Net income attributable to the earnout shares	4.8	2.2
Minus: Dividends attributable to restricted share awards	-	0.1
Net income available to common shareholders (a)	$69.6	$41.9
Weighted average number of shares – Basic (in millions of shares) (b)	43.5	45.6
Weighted average number of shares – diluted (in millions of shares) (c)	43.8	45.7
Basic earnings per share (a/b)	$1.60	$0.92
Diluted earnings per share (a/c)	$1.59	$0.92

Liquidity and Capital Resources

Our principal sources of capital are equity and external reinsurance. The principal sources of funds for our operations are insurance and reinsurance premiums and investment returns. The principal uses of our funds are to pay claims benefits, related expenses, other operating costs and dividends to shareholders.

We have not historically incurred debt. As of June 30, 2023, we had $3.3 million of letters of credit outstanding to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with reinsurance arrangements.

We have historically paid regular dividends to our shareholders. The payment of dividends is subject to approval by the Company’s board of directors and will depend on numerous factors, including our results of operations, market conditions, regulatory requirements, contractual obligations, legal restrictions and other relevant factors. The most recent dividends paid per share for the first half of 2023 were $0.01 per share in each of April and June 2023.

In May 2022 the board of directors approved a share repurchase program of up to 5 million shares. There can be no assurance that the Company will repurchase all 5 million shares pursuant to this authorization or as to the timing of any purchases. As of June 30, 2023, the Company has repurchased an aggregate of 2,771,775 shares for a total cost of $23.8 million. See Note 7 to the interim condensed consolidated financial statements for further details.

Our overall capital requirements are based on regulatory capital adequacy and solvency margins and ratios imposed by the Bermuda Monetary Authority (BMA), the Financial Conduct Authority (FCA) and the Prudential Regulation Authority of the Bank of England (PRA) in the United Kingdom and the Malta Financial Services Authority (MFSA). In addition, we set our own internal capital policies. Our overall capital requirements can be impacted by a variety of factors including economic conditions, business mix, the composition of our investment portfolio, year-to-year movements in net reserves, our reinsurance program and regulatory requirements. Historically, we have met the external regulatory and internal capital requirements.

We are a holding company with no direct source of operating income. We are therefore dependent on our capital raising abilities and dividend payments from our subsidiaries. The ability of our subsidiaries to distribute cash to us to pay dividends is limited by regulatory capital requirements.

We target group capitalization in excess of A/A- rating requirements under both the AM Best and S&P models, respectively. In addition, we maintain a solvency ratio above 120% of the group capital requirement under the solvency capital rules of the Bermuda Monetary Authority for the group. We have historically held capital and maintained annual solvency ratio above the minimum required for the group.

Cash flows

IGI has three main sources of cash flows: operating activities, investing activities and financing activities.

Our operations generate cash flow as a result of the receipt of premiums in advance of the time when claim payments are required. Net cash from operating activities, together with other available sources of liquidity, historically has enabled us to meet our long-term liquidity requirements.

The movement in net cash provided by or used in operating, investing and financing activities and the effect of foreign currency rate changes on cash and cash equivalents is provided in the following table:

	Six months ended June 30,
	2023	2022
	($) in millions
Net cash flows from operating activities after tax	$87.8	$60.9
Net cash flows used in investing activities	(15.3)	(75.3)
Net cash flows used in financing activities	(25.0)	(10.5)
Change in cash and cash equivalents	47.5	(24.9)
Effect of foreign currency rate changes on cash and cash equivalents	3.0	(3.4)
Net change in cash and cash equivalents	$50.5	$(28.3)

Net cash flows from operating activities

Net cash flows from operating activities increased to a net cash inflow of $87.8 million in the six months ended June 30, 2023 from $60.9 million in the six months ended June 30, 2022. This increase was largely driven by the higher level of net premiums written in excess of net claim payments and acquisition costs paid.

Net cash flows used in investing activities

Net cash flows used in investing activities decreased to a net cash outflow of $15.3 million in the six months ended June 30, 2023 from $75.3 million in the six months ended June 30, 2022. This was primarily due to a higher level of short term investments redeemed resulting in an inflow of $24.9 million in the six months ended June 30, 2022 compared to an inflow of $89.5 million in the six months ended June 30, 2023.

Net cash flows used in financing activities

Net cash flows used in financing activities increased to a net cash outflow of $25.0 million in the six months ended June 30, 2023 from a net cash outflow of $10.5 million in the six months ended June 30, 2022. The cash outflow from financing activities in the six months ended June 30, 2023 primarily reflected a repurchase of common shares under our share repurchase program of $23.8 million. The cash outflow from financing activities in the six months ended June 30, 2022 primarily reflected a dividend payment of $9.8 million.

Investments

Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our investment strategy has historically been established by our investment team and has historically been approved by our board of directors. The strategy is comprised of high-level objectives and prescribed investment guidelines which govern asset allocation. In accordance with our investment guidelines, we maintain certain minimum thresholds of cash, short-term investments, and highly rated fixed maturity securities relative to our consolidated net reserves and estimates of probable maximum loss exposures to provide necessary liquidity in a wide range of reasonable scenarios. As such, we structure our managed cash and investment portfolio to support policyholder reserves and contingent risk exposures with a liquid portfolio of high quality fixed-income investments with a comparable duration profile.

We manage most of our investment portfolio in-house, with the exception of approximately $20.6 million which is managed by a third-party investment advisor. Our investment team is responsible for implementing the investment strategy as set by the investment committee of management and routinely monitors the portfolio to ensure that these parameters are met.

The fair value of our investments, cash and cash equivalents and restricted cash as of June 30, 2023 and December 31, 2022 was as follows:

	Fair Value
Asset Description	June 30, 2023	December 31, 2022
	($) in millions
Fixed income securities	$592.0	$491.1
Fixed and call deposits	313.7	366.9
Cash at banks and held with investment managers(1)	68.8	52.3
Equities	42.9	31.4
Real estate(2)	3.6	4.9
Alternative funds	11.4	12.2
Total	$1,032.4	$958.8

(1)	Cash at banks and held with investment managers as of December 31, 2022 changed from what was reported in the 2022 Annual Report on Form 20-F due to reclassifying the restricted cash balance to ‘Other assets’ in the Condensed Consolidated Balance Sheets as a result of transitioning from IFRS to U.S. GAAP.

(2)	Real estate investments as of December 31, 2022 changed from what was reported in the 2022 Annual Report on Form 20-F due to the fact that under U.S. GAAP there is no concept of investment properties similar to what was reported under IFRS. Investment properties are now shown under property, premises and equipment.

The following table shows the distribution of bonds and debt securities with fixed interest rates according to the international rating agencies’ classifications as of June 30, 2023:

Rating Grade	Bonds	Unquoted Bonds	Total
	($) in millions
AAA	$14.1	—	$14.1
AA	86.1	—	86.1
A	322.4	—	322.4
BBB	166.9	—	166.9
BB	0.2	—	0.2
Not Rated	0.3	2.0	2.3
Total	$590.0	2.0	$592.0

The following table summarizes our investment results as of June 30, 2022 and 2023:

	As of June 30,
	2023	2022

Average investments(1)	$989.4	$863.8
Investment income(2)	$18.4	$8.6
Investment yield (annualized)(3)	3.7%	2.0%

(1)	Includes investments and cash and cash equivalents. The average balance represents the investments at the reporting period end plus the investments as of the beginning of the reporting period, divided by 2.
(2)	Represents net investment income net of (a) net realized gain (loss) on investments, (b) net unrealized gain (loss) on investments and (c) change in allowance for credit losses on investments. Investment income includes interest and dividend income, net of investment custodian fees and other investment expenses.
(3)	Represents investment income divided by average investments.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index as of June 30, 2023:

As of June 30,
2023
Barclays US Aggregate Bond Index	2.9%
S&P 500® Index (dividend return)	1.6%

The cost or amortized cost and carrying value of our fixed-maturity investments as of June 30, 2023 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	As of June 30, 2023
	Cost	Carrying Value
	($) in millions
2023	13.6	13.5
2024	86.1	83.1
2025	145.6	137.3
2026	161.6	150.1
2027	52.1	47.7
2028	69.8	64.9
2029	33.7	30.2
2030	7.6	6.6
2031	15.4	13.4
2032	2.2	1.7
2033	5.2	5.2
After 2033	45.7	38.3
Total	$638.6	$592.0

Reinsurance

The following represents changes since, and should be read in conjunction with, the “Reinsurance” section included in Item 5 of the Company’s 2022 Annual Report on Form 20-F. The description of our reinsurance purchases and PMLs have not materially changed from those reported in the 2022 Annual Report on 20-F, except as follows:

●	Our per risk reinsurance continues to cover losses from an entry point of $10.0 million for property and engineering, whilst for onshore energy, the entry point has increased from $10.0 million to $12.5 million. Our catastrophe reinsurance purchase has decreased from $77.5 million to $75.0 million with a reinstatable limit above an entry point increased from $12.5 million to $15.0 million.

●	Casualty reinsurance treaties — We now purchase casualty reinsurance only on a Proportional basis for our main portfolio. This is a Quota Share treaty and is 20% placed for the London office’s written personal injury policies and the London and Bermuda offices’ issued director and officer policies and also warranty and indemnity policies. In addition, we place some specific Quota Share treaties to reduce our exposure upon some of the larger income facilities that we write.

Our reinsurance strategy has remained unchanged since December 31, 2022.

Reinsurance Recoverables

At June 30, 2023, approximately 83.3% of IGI’s reinsurance recoverables on unpaid losses (not including ceded unearned premiums) of $202.6 million were due from carriers which had an A.M. Best rating of “A-” or better. The largest reinsurance recoverables from any one carrier was approximately 7.2% of total shareholders’ equity available to IGI at June 30, 2023.

The following table shows our top 5 reinsurers as of June 30, 2023, their credit rating as of June 30, 2023, and the reinsurance recoverable from such reinsurers as of both June 30, 2023 and December 31, 2022 (dollars in millions):

Reinsurer	Rating	Reinsurance Recoverable at June 30, 2023	Reinsurance Recoverable at December 31, 2022
Hannover Re. – Germany	A+	$33.4	$29.1
Eurasia Insurance Company – Kazakhstan	B++	$20.5	$23.4
Transatlantic Reinsurance Company – UK	A++	$12.9	$12.5
Swiss Re Europe S.A. – Germany	A+	$12.7	$9.9
Catt Re – Luxembourg(1)	A–	$11.6	$8.1
Total		$91.1	$83.0

(1)	At December 31, 2022, the 5th largest reinsurer based on reinsurance recoverable of $9.8 million was reported as Houston Specialty Insurance Company – USA. The table above reflects the top 5 reinsurers as of June 30, 2023 and their comparatives.

Reserves

The following should be read in conjunction with the information reported in the “Reserves” section of Item 5 of the Company’s 2022 Annual Report on Form 20-F. There have been no material changes to the reserving policy or methodology described in the 20-F in the first half of 2023.

IGI Booked Reserves

The following table provides a reconciliation of the beginning of period and end of period reserves for the six months ended June 30, 2023, and the reserve surplus and deficiencies recognized over this period.

Six months ended June 30,
($) in millions	2023
Net reserve for unpaid loss and loss adjustment expenses at December 31, 2022	$447.4
Loss and loss adjustment expenses incurred, net of reinsurance:
Current accident year	121.2
Previous accident years	(27.5)
Total	$541.1
Loss and loss adjustment expenses paid, net of reinsurance:
Current accident year	5.2
Previous accident years	53.5
Total	$58.7
Reserve for unpaid loss and loss adjustment expenses at end of period	685.0
Reinsurance recoverable on unpaid loss and loss adjustment expenses, net of allowance	202.6
Net reserve for unpaid loss and loss adjustment expenses at June 30, 2023	$482.4

The following table sets out our claims reserving provisions including ULAE as of June 30, 2023 compared to December 31, 2022:

Change in Case Reserves, IBNR and ULAE

($) in millions	As of June 30, 2023	As of December 31, 2022	Change
Gross Reported Case Reserve	$330.4	$308.6	$21.8
Reinsurance Reported Case Reserve	105.9	101.7	4.2
Net Reported Case Reserve	224.5	206.9	17.6
Net IBNR Reserves & ULAE	257.9	240.5	17.4
Net reserve for unpaid loss and loss adjustment expenses	$482.4	$447.4	$35.0

During the six months ended June 30, 2023, net ultimate losses increased by $121.2 million for accident year 2023 and decreased by $27.5 million for accident year 2022 and prior accident years. The decrease in prior years was split between $19.6m for the short-tail business, $4.6m for the long-tail business, and $3.3m for the reinsurance book.

Assumptions regarding future inflation have been updated to reflect the increase in the costs of goods and some services and an anticipated resulting change in wage related costs. Refer to the “Effects of Inflation” section in Item 5 of the Company’s 2022 Annual Report on Form 20-F for further information on the effects of inflation related to reserving.

The decrease in the short-tail book was primarily due to favorable catastrophe experience in the 2022 accident year. The decrease in the long-tail book was driven by favorable claims experience on the 2021 and 2022 accident years.

Reserve releases/strengthening

There have been no significant changes to the information disclosed in the 2022 Annual Report on Form 20-F in Item 5 under the “Best Estimate”, “Booked Reserves”, “Time value of money”, and “Reserve Strengthening/Reserving Release” sections.

Increases in Reserves/Decreases in Reserves: The size of reserves is determined by many factors. Key drivers that cause increases in the volume of reserves held remain unchanged from those reported in the 2022 Annual Report on Form 20-F.

As of June 30, 2023, IGI had $257.9 million of incurred but not reported (IBNR) loss reserves including ULAE, net of reinsurance.

Change in IGI Booked Net IBNR & ULAE	Six months ended June 30,
($) in millions	2023
Carrying Balance of IBNR Reserves in Balance Sheet at December 31, 2022 (A)	$240.5
Subsequent Movement in Following Financial year:
IBNR Reserves moved to Incurred Reserves (B)	(51.0)
IBNR Reserves release pertaining to prior years (C)	(27.5)
IBNR Reserves added for new accident year (D)	95.9
Net Charge to P/L (B+C+D)= (F)	$17.4
Carrying Balance of IBNR Reserves in Balance Sheet ending balance (A+F)	$257.9

Ultimate Claims Development

The table below shows the development of IGI’s net ultimate losses and loss adjustment expenses by accident year.

($) in millions	Initial	1+	2+	3+	4+	5+	6+	7+	8+	9+	10+	Net Premiums Earned
2013	123.6	121.7	120.6	117.1	109.5	107.7	107.6	107.3	107.1	105.6	105.5	180.6
2014	115.9	90.1	79.2	73.3	70.1	66.8	65.6	65.5	66.4	66.8		189.5
2015	92.9	87	79.8	75.3	73.1	72.6	71.9	72.4	72.4			155.8
2016	98.8	94.1	90.1	85.4	89.2	89.2	89.8	89.5				157.9
2017	110.3	117.2	116.4	113.9	112.0	111.8	109.8					146.7
2018	94.3	105	108.5	113.0	103.1	110.6						183.3
2019	124.4	115.7	100.1	107.0	110.0							215.5
2020	157.8	155.6	145.9	147.0								283.5
2021	192.3	162.9	153.6									345.2
2022	198.2	170.0										376.4
2023	121.2											223.4

For additional information about our reserves and reserves development, see Note 4 to IGI’s unaudited interim consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

There have been no material changes in our critical accounting estimates described in the 2022 Annual Report on Form 20-F during the six months ended June 30, 2023. See also Note 2 Summary of Significant Accounting Policies within the unaudited interim condensed consolidated financial statements included elsewhere in this Form 6-K.

Trend Information

Other than as disclosed in the Company’s 2022 Annual Report on Form 20-F filed with the SEC, in this “Management’s Discussion and Analysis,” and in the separate unaudited “Interim Condensed Consolidated Financial statements” for the first half of 2023, we are not aware of any significant trends, uncertainties, demands, commitments or events that have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that causes the reported financial information to be not necessarily indicative of future operating results or financial conditions.